UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August, 2022

Commission File Number 001-15216

HDFC BANK LIMITED

(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg,

Lower Parel, Mumbai. 400 013, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED
(Registrant)

Date: August 11, 2022	By	/s/ Santosh Haldankar
Name: Santosh Haldankar
Title: Sr. Vice President (Legal) & Company Secretary

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit I

Description

Communication dated August 6, 2022 addressed to The New York Stock Exchange, 11, Wall Street, New York, NY 10005, United States of America (USA) regarding our response to news clarification published in the Live Mint on August 1, 2022.

August 6, 2022

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sirs/Madam,

Sub:	Clarification on media news article titled ‘For merger, HDFC Bank to raise ₹2.7 trillion’ published in the Live Mint on 01st August 2022.

In relation to the captioned matter. We would like to clarify as under.

The captioned article inter alia mentions that ₹ 2.2-2.3 trillion of HDFC Ltd’s borrowings are from various banks, which needs to be paid off on day one of the merger, and that will come from deposits and bonds. Further, the said news article also speculates that the Bank will have to raise an additional ₹ 50,000 crore to fund its SLR and other capital requirements.

In this regard, the Bank clarifies that the said article published is factually incorrect and speculative. There is no such plan approved by the Bank. Further, as per the proposed composite scheme of amalgamation, the liabilities of HDFC Limited will be transferred to the Bank and will be serviced and repaid by the Bank as per the contracted maturity. Therefore, the Bank is not required to pay off any amount of liability of HDFC Limited on day one of the merger (unless coincidently any particular liability happens to mature on the same date), as incorrectly stated/quoted in the news article.

We will nevertheless deal with the specific portions of the captioned article as under:

Extracts from the captioned article	Clarification

HDFC Bank Ltd is likely to raise at least ₹2.2 trillion from public deposits and corporate bonds, and an additional ₹50,000 crore from similar papers to meet capital requirements and other pre-requisites stipulated by the regulator for its merger with India’s largest mortgage lender and parent Housing Development Finance Corp. Ltd, two people directly familiar with the bank’s plan said.

“ ₹2.2-2.3 trillion of HDFC Ltd’s borrowings are from various banks, which needs to be paid off on day one of the merger. This will come from deposits and bonds. Apart from that, at least ₹50,000 crore would also be raised from deposits, which will go towards meeting statutory liquidity ratio (SLR) and capital adequacy requirements (CAR),” said the first person.

This is factually incorrect and speculative. There is no such plan approved by the Bank.

Indian rules bar banks from having any borrowing on their balance sheet from any other bank, prompting HDFC Bank to raise funds to repay the loans taken by its home financier parent. HDFC Ltd, a non-banking financial company (NBFC), borrowed from other banks to lend to homebuyers. But, after the merger with HDFC Bank, such borrowings cannot remain on the bank’s balance sheet. Of around ₹5 trillion borrowings in HDFC Ltd’s books, at least ₹2.2 trillion are from various banks.

“This needs to be entirely paid off on the day the merger happens. This ₹2.2-2.3 trillion has to come from long-term public deposits (FDs, term deposits, etc.) and from bonds with tenures of more than three years,” said Ashutosh K. Mishra, head of research-institutional equity at Ashika Stock Broking.

Clarified above. This is factually incorrect and speculative.

In addition, HDFC Bank will have to raise an additional ₹50,000 crore to fund its SLR and other capital requirements, the people said on condition of anonymity. SLR is the minimum percentage of deposits a commercial bank must maintain in the form of liquid cash, gold or other securities.

“ ₹50,000 crore, too, has to be raised from long-term public deposits and bonds. This is why HDFC Bank has requested a relaxation in SLR and CAR (capital adequacy ratio)calculation. A period of up to three years should be sufficient for the merged entity to raise the total ₹2.7-2.8 trillion for paying off the borrowings existing in HDFC Ltd’s books and comply with the SLR requirement,” Mishra said.

Clarified above. This is factually incorrect and speculative. There is no such determination or plan approved.

Yours Truly,

For HDFC Bank Limited

Sd/-

Santosh Haldankar

Senior Vice President - Legal & Company Secretary